Exhibit 99.1

Brenmiller Energy Issues Business Update Highlighting Commercial Breakthrough,
First TES Revenue and BNRG360 Growth Strategy

Delivered flagship Tempo project, Brenmiller’s first commercial-scale boiler replacement deployment, marking a major operational milestone in the Company’s transition toward commercialization

Recognized first revenue from a TES system sale, validating Brenmiller’s ability to convert project execution into reported revenue

Entering 2026 with previously disclosed projected 2026 revenue of approximately $1.7 million tied to
Tempo execution milestones, which management believes reflects the beginning of an accelerating growth trend

Launched BNRG360 strategy to expand from TES into integrated clean heat-and-power solutions expected to improve project economics, broaden market opportunity and create larger long-term revenue streams

Built increasing commercial momentum with 103 MWh in cumulative projects deployed and a global pipeline of commercial opportunities across multiple industrial sectors and geographies

ROSH HAAYIN, Israel – March 25, 2026 – Brenmiller Energy Ltd. (Nasdaq: BNRG) (“Brenmiller,” “Brenmiller Energy” or the “Company”), a provider of integrated power and heat solutions for industrial and utility customers built around its proprietary thermal energy storage ("TES") technology, today issued a business update highlighting a year of operational execution, delivered flagship Tempo Beverages Ltd. ("Tempo"), first revenue recognition from a commercial TES system sale, and the launch of its expanded BNRG360 strategy to deliver integrated clean heat-and-power solutions. In connection with the business update, the Company also filed its 2025 annual report on Form 20-F with the U.S. Securities and Exchange Commission.

“2025 was the year Brenmiller moved beyond proving the technology and began proving commercialization,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “We delivered our flagship Tempo project, recognized our first revenue from a TES system sale, strengthened our commercial platform and entered 2026 with growing visibility into revenue generation. We believe these milestones mark the beginning of a new phase for Brenmiller as we work to convert years of product development and project execution into repeatable commercial growth.”

Mr. Brenmiller continued, “At the same time, we refined our strategy to reflect where the market is going. Customers increasingly need more than a standalone thermal battery. They need integrated clean heat-and-power solutions that can reduce emissions, improve energy economics, support resilience and fit within financeable long-term project structures. That is the logic behind BNRG360. We believe this strategy can expand our addressable market, increase average project value and create more meaningful long-term revenue opportunities for Brenmiller.”

2025 and Recent Business Highlights

Delivered Brenmiller’s flagship commercial-scale boiler replacement project at Tempo

In early 2026, Brenmiller advanced its flagship 32 MWh Tempo project through construction completion and into start-up and commissioning. Tempo is designed to fully replace fossil fuel boiler-based steam production at one of Israel’s leading beverage manufacturers and represents Brenmiller’s first commercial-scale industrial reference site for future deployments.

Recognized first revenue from a TES system sale

For 2025, Brenmiller recognized revenue of approximately $387,000, representing the Company’s first revenue recognition from a TES system sale, generated from its bGen™ installation with Enel in Italy. While revenue remains at an early stage, management believes this is an important milestone because it demonstrates that Brenmiller’s technology and project activity are beginning to translate into recognized commercial revenue.

Established a visible bridge to 2026 revenue growth

As previously disclosed, Brenmiller expects approximately $1.7 million in revenue during 2026 associated with execution milestones related to the Tempo project. Management believes this outlook is an important indicator of the Company’s next stage, as flagship projects progress from delivery and commissioning into commercial operation and expected revenue generation.

Expanded recurring revenue potential through Baran Energy (“Baran”) structure

In 2025, Brenmiller signed a System Purchase Agreement with Baran covering the Tempo and Wolfson Hospital projects. Under the structure, Brenmiller is positioned to receive milestone-based payments during construction and commissioning, profit sharing based on revenues from end customers, and ongoing service revenues through operations and maintenance, while retaining ownership of its intellectual property. Management believes this structure provides a clearer path to monetization while supporting broader deployment.

Launched BNRG360 to capture the larger heat-and-power opportunity

In January 2026, Brenmiller launched BNRG360, its integrated energy platform designed to offer bundled clean heat and power solutions combining TES, solar photovoltaic and battery energy storage systems under long-term contractual structures. Management views this as a strategic evolution beyond standalone TES equipment sales toward a more comprehensive energy platform approach built around customer economics, project financeability and long-term revenue participation.

Why Heat and Power Matters

Brenmiller believes the next phase of industrial decarbonization will be driven by customers seeking broader energy solutions rather than isolated equipment. That is why the Company is expanding beyond standalone TES into integrated clean heat-and-power solutions.

By combining TES with complementary power and renewable components, Brenmiller believes it can address a broader range of industrial customer needs, improve project economics, support more financeable structures and unlock larger project opportunities than heat-only solutions alone. Management believes this strategic shift can increase average project size, accelerate adoption and improve Brenmiller’s ability to participate in long-term project revenues.

Building Commercial Momentum

Brenmiller enters 2026 with 103 MWh in cumulative projects deployed and a global pipeline of commercial opportunities representing millions of dollars of potential revenues across multiple industrial sectors and geographies. Management believes this reflects growing demand for the Company’s TES technology and validates the broader market need for flexible, dispatchable clean heat-and-power solutions across industrial and utility applications.

The Company believes its strongest operational year to date has created a more durable foundation for growth. With flagship delivery now achieved, commercial structures in place to support future recurring revenues, and BNRG360 launched to broaden the business model, Brenmiller believes it is better positioned than at any point in its history to pursue commercial scale.

Brenmiller also believes its strategic positioning is increasingly aligned with the long-term global push toward industrial electrification, energy resilience and decarbonization, which management views as major demand drivers for integrated thermal and power solutions.

Summary of Financial Results for 2025

Income Statement

Revenues for the year ended December 31, 2025 were approximately $387,000, compared to no revenues in 2024, reflecting the Company’s first recognized revenue from the sale of a TES system. Operating loss for 2025 was approximately $12.7 million, compared to approximately $10.6 million in 2024. Net loss for 2025 was approximately $13.9 million, compared to approximately $6.8 million in 2024, primarily due to higher operating losses and a shift from net financial income in 2024 to net financial expenses in 2025, with 2024 including approximately $4.0 million of one-time non-cash financial income driven by fair value adjustments and reclassification of warrants, alongside increased foreign exchange losses in 2025.

Balance Sheet

As of December 31, 2025, Brenmiller had cash, cash equivalents and restricted deposits of approximately $4.9 million, compared to approximately $4.1 million as of December 31, 2024.

About Brenmiller Energy Ltd.

Brenmiller Energy (Nasdaq: BNRG) is a leading clean energy company powered by proprietary thermal energy storage technology. Through its patented bGen™ platform and expanded BNRG360 strategy, Brenmiller is evolving from thermal energy storage into integrated clean heat-and-power solutions designed to help industrial and utility customers reduce emissions, improve energy economics, enhance resilience and accelerate the transition away from fossil fuel-based energy systems. For more information, visit the Company’s website at https://bren-energy.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the expected commissioning, validation and commercial operation of the Tempo project; expected 2026 revenues, including approximately $1.7 million associated with Tempo-related execution milestones; the Company’s transition toward commercialization and recurring revenue generation; the expected benefits of the BNRG360 strategy; the Company’s expectation and ability to improve project economics, broaden market opportunity, support project financeability and increase participation in long-term project revenues; commercial structures that are in place to support future recurring revenues; the growth of the Company’s addressable market; and the Company’s future growth opportunities, the Company’s pipeline of commercial opportunities, and the Company’s future strategic plans. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements made in this press release, including risks and uncertainties related to the Company’s business, liquidity, commercialization efforts, financing needs, customer adoption, project execution, and the other risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. The Company undertakes no obligation to update these forward-looking statements, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

bnrg@crescendo-ir.com

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